Exhibit 99.1

China Hydroelectric Corporation Announces Fourth Quarter and Fiscal 2011 Results

-	Company-wide precipitation levels in the fourth quarter of 2011 exceeded average levels, an improvement from the very low levels experienced through September 30, 2011
-	Consolidated revenue in 2011 decreased by 9% year-over-year; as significantly lower rainfall was not offset by a full year of revenue from 2010 and 2011 acquisitions
-	Operating assets continued to perform in accordance with design

NEW YORK, April 26, 2012 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the three and twelve months ended December 31, 2011.

Mr. John D. Kuhns, Chairman and Chief Executive Officer of the Company, reported that “2011 unfortunately proved to be a particularly difficult year due to a number of factors the Company could not control: the weather, the bank lending environment in China, off shore debt markets and the equity markets. We are, however, pleased to report that weather conditions thus far in 2012 have been very favorable, and that the Chinese government has taken steps to revitalize lending.”

Mr. Kuhns added, “The single most important factor affecting our operating results is the amount of electric power we are able to generate, and this of course is dependent on two principal factors: our facilities and equipment operating properly, which we can control, and hydrological conditions, which we cannot control. As anticipated, our assets presented no problems, attributable to both our plant level operating expertise and our policy of following best practices for plant and equipment maintenance. Unfortunately, overall precipitation was especially unfavorable in 2011, and by our own estimate the probability of such levels occurring in any given year is extremely low. Accordingly, the drop-off in our 2011 revenue, operating income and adjusted EBITDA appears quite unfavorable in comparison to 2010.”

“Following the nuclear disaster in Japan, Chinese regulators have started to reassess China’s nuclear power policy. The uncertainty created by this disaster, among other considerations, led the Company to reassess the development of the 1,000 MW Wuyue pump storage facility in Henan province, which was designed to serve a nuclear power plant to be constructed by a third party. As a result, we have written off our net investment of $5.0 million in Wuyue,” noted Mr. Kuhns.

“In addition to lower cash flow from operations in 2011, our liquidity was also materially affected by the unfavorable bank lending market in the PRC resulting from the central government’s efforts to control inflation. As a result, we were unable to access our 3 billion RMB loan framework agreement with Bank of China which prevented us from proceeding with two planned acquisitions and refinancing or rolling over some of our debt obligations.

As of December 31, 2011, the Company had working capital deficiency of $138.7 million. To fund its operations, in 2011 the Company raised approximately $10.0 million from the sale of common stock to Vicis Capital Master Fund. In the first quarter of 2012, the Company raised a total of $11.7 million through borrowings from banks and other non-financial institutions. Management of China Hydroelectric has been actively pursuing various means of securing additional financing, including asset sales, borrowings from banks and other financial and non-financial institutions and investments from private investors. While the Company continues to focus on addressing its liquidity issues, the Company’s liquidity condition raises substantial doubt about its ability to continue as a going concern. While no assurance of success in this regard can be made, we remain optimistic that our near term liquidity issues can be addressed,” concluded Mr. Kuhns.

General

The following table presents data concerning precipitation levels for the regions and the periods indicated. Precipitation is the principal factor affecting revenue, profitability and cash provided by operations as it determines the amount of electric power produced and sold by the Company’s hydroelectric facilities. The various provinces in which the Company operates are generally subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter. On a total portfolio basis the Company facilities experienced above average precipitation in 2010 and below average precipitation in 2011.

Precipitation – Percent of Long-Term Average *

Province	Q4 2011	Q4 2010	Fiscal 2011	Fiscal 2010	Fiscal 2009

Zhejiang	117%	114%	70%	130%	90.5%
Fujian	111%	75%	62%	114%	75.4%
Yunnan	82%	N/M	86%	N/M	N/M

*Source: Data collected by the Company as well as by provincial and national meteorological recording stations N/M – Not material

The following presents some key comparative financial and other information:

Summary Data	Q4 2011	Q4 2010	% Change	Fiscal Year 2011	Fiscal Year 2010	% Change

Continuing Operations
Electricity sold (millions kWh)	243.2	236.6	3%	1,331.9	1,397.8	-5%
Effective tariff (RMB/kWh)	0.30	0.28	7%	0.30	0.33	-9%

Average effective utilization rate	20.1%	22.4%	-10%	28.0%	38.6%	-27%
Revenues (millions)	$10.7	$9.5	13%	$57.5	$63.3	-9%
Gross profit (millions)	$1.8	$2.4	-25%	$25.0	$39.3	-36%
Adjusted EBITDA (millions) (1)	$2.4	$2.6	-8%	$31.5	$42.8	-26%
Impairment loss on long-lived assets (millions)	($11.6)	—	N/A	($11.6)	—	N/A
Impairment loss on goodwill (millions)	($11.4)	—	N/A	($11.4)	—	N/A
Share-based compensation expense (millions)	($7.6)	($1.0)	660%	($10.5)	($3.6)	192%
GAAP net (loss)/income (millions)	($34.3)	($6.2)	453%	($45.4)	($12.1)	275%
GAAP net (loss)/income per ADS	($0.64)	($0.12)	433%	($0.87)	($0.25)	248%
Non-GAAP net (loss)/income (millions) (2)	($11.2)	($4.8)	133%	($19.0)	$7.8	-344%
Non-GAAP net (loss)/income per ADS (2)	($0.21)	($0.09)	133%	($0.36)	$0.16	-325%
Gain/(loss) from discontinued operations	($0.16)	($0.08)	100%	($0.04)	$1.88	-102%

(1)	See “Net income/(loss) to adjusted EBITDA reconciliation” below
(2)	See “GAAP net income/(loss) to non-GAAP net income/(loss) reconciliation” below

Fourth Quarter 2011 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the three months ended December 31, 2011 were $10.7 million, an increase of 13%, or $1.2 million, from $9.5 million for the three months ended December 31, 2010. This increase was due principally to slightly better than average hydrological conditions in the current quarter compared to the prior year quarter, incremental revenue contributed in the current quarter by projects acquired after December 31, 2010 and a higher effective tariff rate due to the mix of revenue from the respective provinces. The $1.2 million increase in revenue for the three months ended December 31, 2011 was primarily attributable to the net effect of (i) a $1.0 million, or 11%, increase in revenue contributed by projects owned as of December 31, 2010, principally due to slightly favorable hydrological factors in Zhejiang and Fujian provinces, and (ii) a $0.2 million revenue contributed by a project acquired in the twelve month period since December 31, 2010. Such project has a total installed capacity of 15.0 MW as set forth below.

The Company sold 243.2 million kWh, from continuing operations in the three months ended December 31, 2011, an increase of 6.6 million kWh, or 3%, from 236.6 million kWh sold in the three months ended December 31, 2010.

The consolidated effective utilization rate from continuing operations for the three months ended December 31, 2011 was 20.1%, compared to 22.4% in the three months ended December 31, 2010. The lower consolidated effective utilization rate in the current period was principally the result of below average precipitation in Yunnan province compared to average precipitation in the three months ended December 31, 2010, offset by slightly above average precipitation in Zhejiang and Fujian provinces.

The effective tariff increased from RMB 0.28/kWh in the three months ended December 31, 2010 to RMB 0.30/kWh in the three months ended December 31, 2011. The increase of 7% was caused by a higher relative revenue contribution from projects located in Fujian and Zhejiang provinces, where tariffs are higher than in Yunnan province.

Cost of Revenues

Cost of revenues for the fourth quarter of 2011 was $8.9 million, as compared to $7.1 million for the fourth quarter of 2010, primarily due to an increase in our operating projects as a result of acquisitions since the fourth quarter of 2010. Cost of revenues as a percentage of revenues increased to 83% for the fourth quarter of 2011, from 75% in the fourth quarter of 2010, as a result of fixed nature of expenses included therein, primarily, depreciation. Depreciation and amortization, a non-cash expense included in cost of revenues, was

$5.7 million for the fourth quarter of 2011, as compared to $4.5 million for the fourth quarter of 2010.

Gross Profit and Margin

Gross profit was $1.8 million for the fourth quarter of 2011, a decrease of $0.6 million, from $2.4 million in the fourth quarter of 2010. Gross margin for the fourth quarter of 2011 was 17% compared to 25% in the same period of 2010 due principally to higher fixed nature of expenses included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the fourth quarter of 2011 were $14.4 million, or 135% of revenues, compared to $5.6 million, or 59% of revenues for the fourth quarter of 2010. G&A expenses increased $8.8 million due to slightly higher public company-related professional fees such as legal and accounting, the provision for acquisition deposits, amounts due from related parties for Wuyue and one-time write-off of unamortized employee stock-based compensation expense.

Stock-based compensation in the fourth quarter of this year included a one-time write-off of unamortized employee stock-based compensation expense of $6.8 million, in connection with a stock option exchange program, in addition to an amortized portion of $0.8 and $1.0 million for the fourth quarter of 2011 and 2010 respectively.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation shareholders was $2.4 million for the fourth quarter of 2011 compared to $2.6 million for the fourth quarter of 2010. Adjusted EBITDA margin decreased to 22% for the fourth quarter of 2011 compared to 26% in the same period of 2010 due to higher G&A expenses.

Interest Expenses

Interest expense, net, was $8.3 million during the fourth quarter of 2011 compared to $4.0 million in the same period of 2010. The increase was primarily due to the higher balance of outstanding loans assumed from projects acquired after December 31, 2009 and an increase in the average bank interest rate incurred.

GAAP and Non-GAAP Net Loss / Income

Net loss attributable to China Hydroelectric Corporation shareholders was $34.3 million in the fourth quarter of 2011 compared to net loss of $6.2 million in the same period in 2010 principally due to (i) the amortization of employee stock-based compensation expense of $6.8 million for the stock option exchange program, (ii) Wuyue assets impairment charge of $5.0 million, net and (iii) goodwill impairment charge of $9.8 million, net, for Xineng, Xiaopengzu, Jinling and its subsidiaries. Net loss attributable to ordinary shareholders was $34.3 million, or $0.64 net loss per ADS, for the fourth quarter of 2011 compared to net loss of $6.2 million or $0.12 net loss per ADS for the fourth quarter of 2010.

Non-GAAP net loss was $11.2 million, or $0.21 net loss per ADS, for the fourth quarter of 2011 compared to net loss of $4.8 million, or $0.09 net loss per ADS, for the fourth quarter of 2010. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Weighted average American Depository Shares used in the fourth quarter 2011 and 2010 earnings per share calculation were 54.0 million ADS, representing 162.0 million ordinary shares and 51.1 million ADS, representing 153.3 million ordinary shares, respectively.

Year Ending December 31, 2011 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the year ended December 31, 2011 were $57.5 million, a decrease of 9%, or $5.8 million, from $63.3 million for the year ended December 31, 2010. This decrease was due principally to less than average precipitation in the first nine months of 2011 compared to better than average precipitation in the same period in 2010 and, to a lesser extent, the result of a lower effective tariff rate due to project contribution mix. These factors were partially offset by incremental revenue contributed in the current year by a project acquired in the twelve month period since December 31, 2010.

The $5.8 million decrease in revenue for the year ended December 31, 2011 was primarily attributable to the net effect of (i) a $6.6 million, or 10%, decrease in revenue contributed by the projects owned as of December 31, 2010, principally due to hydrological factors, and (ii) a $0.8 million revenue contribution by the project acquired in the twelve month period since December 31, 2010. Such project has a total installed capacity of 15 MW as set forth below.

The Company sold 1,331.9 million kWh in the year ended December 31, 2011, a decrease of 65.9 million kWh, or 5%, from 1,397.8 million kWh sold in the year ended December 31, 2010. Sales from existing projects decreased by 98.4 million kWh, or 7%, partially offset by the sale of 32.5 million kWh produced by a project acquired since December 31, 2010.

The consolidated effective utilization rate in the year ended December 31, 2011 was 28.0%, a decrease from 38.6% in the same period of 2010. The decrease was principally the result of below average precipitation in the current twelve month period in all provinces, compared to above average precipitation in all provinces in the year ended December 31, 2010.

The effective tariff decreased from RMB 0.33/kWh in the year ended December 31, 2010, to RMB 0.30/kWh, or 9%, in the year ended

December 31, 2011, attributable to a higher revenue contribution from projects located in Yunnan province, where tariffs are lower than in the two eastern provinces.

The Company’s facilities’ equipment availability was excellent throughout the years ended December 31, 2011 and 2010, and, therefore, had no negative impact on utilization rates. In both the current and prior year periods, the Company experienced similar grid connectivity or transmission constraints that negatively impacted the amount of power that the grid could accept.

Cost of Revenues

Cost of revenues for the year ending December 31, 2011 was $32.5 million, as compared to $24.0 million for the same period of 2010, primarily due to a full year of expense for operating assets acquired since December 31, 2009. Cost of revenues as a percentage of revenues increased to 57% for the year ending December 31, 2011, from 38% in the same period of 2010, as a result of lower revenue due to unfavorable hydrological conditions in the year of 2011 and the fixed nature of expenses included therein, primarily, depreciation. Depreciation and amortization, a non-cash expense included in cost of revenues, was $22.3 million for the year ending December 31, 2011, as compared to $16.0 million for the same period of 2010.

Gross Profit and Margin

Gross profit was $25.0 million for the twelve months ending December 31, 2011, a decrease of $14.3 million, from $39.3 million in the same period of 2010 due principally to lower revenue and the higher fixed nature of expenses included in cost of revenues. Gross margin for the twelve months ending December 31, 2011, was 43% compared to 62% in the same period of 2010.

Operating Expenses

G&A expenses for the year ending December 31, 2011 were $29.0 million, or 50% of revenues, compared to $19.3 million, or 30% of revenues for the same period of 2010. The increase is due to slightly higher public company-related professional fees such as legal and accounting, the provision for acquisition deposits, amounts due from related parties for Wuyue and one-time write-off of unamortized employee stock-based compensation expense.

Stock-based compensation expense in the year ending December 31, 2011, included a one-time write off of $6.8 million of unamortized employee stock-based compensation expense in connection with a stock option exchange program, in addition to an amortized portion of $3.7 million for the year ending December 31, 2011 and $3.6 million in the same period of 2010.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation Shareholders was $31.5 million for the year ending December 31, 2011 compared to $42.8 million for the same period of 2010. Adjusted EBITDA margin decreased to 53% for the year ending December 31, 2011 compared to 64% in the same period of 2010 due to lower revenue and the higher fixed nature of cost of revenue and G&A expenses.

Interest Expenses

Interest expense, net, was $26.4 million during the year ending December 31, 2011 compared to $14.0 million in the same period of 2010. The increase in interest expense was primarily attributable to the higher balance of outstanding loans due to the addition of loans assumed with projects acquired after December 31, 2009 and an increase in the average bank interest rate incurred.

GAAP and Non-GAAP Net Loss/ Income

Net loss attributable to China Hydroelectric Corporation shareholders was $45.4 million in the year ending December 31,2011, compared to a net income of $3.7 million in the comparable period in 2010 principally due to (i) one-time write-off of $6.8 million of unamortized employee stock-based compensation expense in connection with a stock option exchange program, (ii) Wuyue assets impairment charge of $5.0 million, net and (iii) goodwill impairment charge of $9.8 million, net, for Xineng, Xiaopengzu, Jinling and its subsidiaries. Net loss attributable to ordinary shareholders was $45.4 million, or $0.87 net loss per ADS, for the year ending December 31, 2011 compared to a net loss attributable to ordinary shareholders of $12.1 million, or $0.25 net loss per ADS for the same period of 2010.

Non-GAAP net loss was $19.0 million, or $0.36 net loss per ADS, for the year ending December 31, 2011 compared to a net income of $7.8 million, or $0.16 net income per ADS, for the same period of 2010. For reconciliation between GAAP and non-GAAP net income, see the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Weighted average American Depository Shares used in the earnings per share calculation was 52.2 million ADS, representing 156.5 million ordinary shares and 47.8 million ADS, representing 143.3 million ordinary shares, for the year ended December 31, 2011 and 2010, respectively.

Liquidity

As of December 31, 2011, we had a working capital deficiency of approximately $138.7 million. We continue to seek to raise funds through various means, including, among other things, additional asset sale, borrowings from banks and investments from private investors. We raised a total of $11.7 million through borrowings from banks and other non-financial institutions in the first quarter of 2012. However, although management remains hopeful that additional liquidity can be secured, our ability to obtain additional funding necessary to meet our debt obligations, whether through bank borrowings or otherwise, cannot be assured. While the Company continues to focus on addressing its liquidity issues, the Company's liquidity condition raises substantial doubt about its ability to remain a going concern.

Management has been closely monitoring our costs and intends to restrict such costs to those expenses that are essential to our operations. Management has been actively pursuing various means of securing additional financing, including assets sales, borrowings from banks and other financial and non-financial institutions and investments from private investors. In 2011, we raised additional working capital in the amount of approximately $10.0 million from the sale of common stock to Vicis Capital Master Fund. In the first quarter of 2012, we raised a total of $11.7 million through borrowings from banks and other non-financial institution. However, we cannot make any assurances that our cost reduction efforts will be effective or that any additional financing will be completed on a timely basis, on acceptable terms or at all. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our business, results of operations and business prospects.

Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Should the going concern assumption not be appropriate and we are not able to realize our assets and settle our liabilities, commitments and contingencies in the normal course of operations, adjustments would be required to our consolidated financial statements to the amounts and classifications of assets and liabilities, and these adjustments could be significant.

Business Updates

The following table shows the operating projects acquired and sold since the end of the fourth quarter of 2010.

Project Name	Date Acquired/Sold	Capacity

Dazhaihe Acquisition (100% interest)	April 10, 2011	15.0 MW
Yuanping Sale (100% interest)	March 2, 2012	(16.0 MW)

Current Total		(1.0 MW)

Business Outlook for First Quarter 2012

As of the date of this release, rainfall in the first quarter of 2012 is well above that of the same period in 2011 and more in line with 2010’s level, particularly in Fujian and Zhejiang, our higher tariff regions. We similarly expect revenues in the first quarter of 2012 to exceed revenues recorded in the first quarter of 2011.

Non-GAAP Net Income Figures

Non-GAAP net income for the years ended December 31, 2010 and 2011 and the fourth quarter of 2010 and 2011, excludes the following non-cash charges: stock-based compensation expenses; non-cash cumulative dividends and beneficial conversion features on convertible redeemable preferred shares; exchange gains or losses; the change in fair value of warrant liabilities; provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets; impairment loss on long-lived assets; and, impairment loss on goodwill. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Net Income to Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of warrant liabilities, provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets, impairment loss on long-lived assets, and impairment loss on goodwill. For further details, see the table entitled “Net income/(loss) to adjusted EBITDA reconciliation.”

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) / 9:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Friday, April 27, 2012 to discuss its fourth quarter and full year 2011 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-2068 or (International) +1-480-629-9712, and enter pass code 4532689. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link: http://viavid.net/dce.aspx?sid=0000965A, or at ViaVid's website at http://www.viavid.net.

A replay of the conference call will be available from 12:00 pm (Eastern) on April 27, 2012 to 11:59 pm (Eastern) on May 11, 2012, by dialing (US) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4532689.

About China Hydroelectric

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower projects in China with total installed capacity of 547.8 MW, of which it acquired 22 operating projects and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.

Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2011 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

Interim Financial Information

This release contains unaudited financial information which in the opinion of management includes all adjustments and normal accruals necessary for a fair presentation of financial position and the comparative results of operations and cash flows which are subject to year-end audit adjustments which could be significant. Results of operations for interim periods are not necessarily indicative of those to be achieved or expected for the entire year. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), have been condensed or omitted.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net income/(loss) to adjusted EBITDA reconciliation” and “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations China Hydroelectric Corporation Phone: +1-646-467-9810 Email: john.donahue@chinahydroelectric.com	Scott Powell, Senior Vice President MZ Group Phone: +1-212-301-7130 Email: scott.powell@hcinternational.net

CHINA HYDROELECTRIC CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ 000’s, except for share and per share data)

	Three Months Ended		Year Ended

	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Continuing Operations:
Revenues	10,720	9,533	57,544	63,280
Cost of revenues	(8,947)	(7,139)	(32,545)	(23,970)

Gross profit	1,773	2,394	24,999	39,310

Operating expenses
General and administrative expenses	(14,356)	(5,573)	(29,028)	(19,307)

Total operating expenses	(14,356)	(5,573)	(29,028)	(19,307)

Operating (loss) income	(12,583)	(3,179)	(4,029)	20,003

Interest income	38	73	102	1,190
Interest expense	(8,384)	(4,056)	(26,550)	(15,167)
Changes in fair value of warrant liabilities	632	—	951	365
Exchange loss	(109)	(301)	(851)	(855)
Impairment loss on long-lived assets	(11,590)	—	(11,590)	—
Impairment loss on goodwill	(11,388)	—	(11,388)	—
Other (loss) income, net	(416)	(45)	(348)	122

(Loss) income before income tax expenses	(43,800)	(7,508)	(53,703)	5,658

Income tax expense	367	1,402	(1,549)	(3,557)

Net (loss) income from continuing operations	(43,433)	(6,106)	(55,252)	2,101

Net (loss) income net of income tax (expenses) benefits from discontinued operations	(156)	(77)	(38)	1,884

Net (loss) income	(43,589)	(6,183)	(55,290)	3,985

Net income (loss) attributable to noncontrolling interests	9,259	19	9,901	(243)

Net (loss) income attributable to China Hydroelectric Corporation shareholders	(34,330)	(6,164)	(45,389)	3,742

- Continuing operations	(34,174)	(6,087)	(45,351)	1,858

- Discontinued operations	(156)	(77)	(38)	1,884

Less
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	(1,989)
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	(1,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	(162)
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	(6,990)
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	(5,040)
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	(222)

Loss attributable to ordinary shareholders	(34,330)	(6,164)	(45,389)	(12,073)

GAAP net (loss) income per ADS - basic and diluted	(0.64)	(0.12)	(0.87)	(0.25)
From continuing operation	(0.64)	(0.12)	(0.87)	(0.29)
From discontinued operation	(0.00)	(0.00)	(0.00)	0.04
GAAP net (loss) income per share - basic and diluted	(0.21)	(0.04)	(0.29)	(0.08)
From continuing operation	(0.21)	(0.04)	(0.29)	(0.09)

From discontinued operation	(0.00)	(0.00)	(0.00)	0.01

Weighted average American Depository Shares - basic and diluted	53,993,439	51,098,505	52,168,359	47,751,150
Weighted average ordinary shares - basic and diluted	161,980,316	153,295,516	156,505,076	143,253,450

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME/(LOSS) TO NON-GAAP NET INCOME/(LOSS)RECONCILIATION
(In US $ 000’s)

	Three Months Ended		Year Ended

	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Loss attributable to ordinary shareholders	(34,330)	(6,164)	(45,389)	(12,073)

Non-GAAP adjustments:
Non-cash cumulative dividends on convertible redeemable preferred shares (1)	—	—	—	3,563
Non-cash beneficial conversion feature on convertible redeemable preferred shares (1)	—	—	—	12,252

Stock-based compensation expense (2)	7,621	1,018	10,479	3,615

Exchange loss	109	301	851	855
Change in fair value of warrant liabilities	(632)	—	(951)	(365)
Provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets	1,256	—	1,256	—
Impairment loss on long-lived assets	4,984	—	4,984	—
Impairment loss on goodwill	9,795	—	9,795	—

Non-GAAP (loss)/ income	(11,197)	(4,845)	(18,975)	7,847

Non-GAAP net (loss)/ income per ADS – basic and diluted (3)	(0.21)	(0.09)	(0.36)	0.16
From continuing operation	(0.21)	(0.09)	(0.36)	0.12
From discontinued operation	(0.00)	(0.00)	(0.00)	0.04
Non-GAAP net (loss)/ income per ordinary share – basic and diluted	(0.07)	(0.03)	(0.12)	0.05
From continuing operation	(0.07)	(0.03)	(0.12)	0.04
From discontinued operation	(0.00)	(0.00)	(0.00)	0.01

Weighted average American depository shares – basic and diluted	53,993,439	51,098,505	52,168,359	47,751,150
Weighted average ordinary shares – basic and diluted	161,980,316	153,295,516	156,505,076	143,253,450

(1) Non-cash equity charges
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	1,989
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	1,412
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	162
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	6,990
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	5,040
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	222

Total	—	—	—	15,815

(2) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4) All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

CHINA HYDROELECTRIC CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of December 31, 2011	As of December 31, 2010

	(audited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	8,391	33,457
Accounts receivable (net of allowance for doubtful accounts of US$nil as of December 31, 2010 and 2011)	4,246	4,359
Deferred tax assets	1,799	1,260
Amounts due from related parties (net of allowance for doubtful accounts of US$nil and US$1,334 as of December 31, 2010 and 2011, respectively)	—	5,950
Prepayments and other current assets	2,999	8,221
Assets classified as held-for-sale	21,693	—

Total current assets	39,128	53,247

Non-current assets:
Property, plant and equipment, net	580,964	583,686
Land use right, net	50,666	48,944
Intangible assets, net	5,788	6,249
Goodwill	135,651	136,635
Deferred tax assets	1,767	986
Other non-current assets	951	709

Total non-current assets	775,787	777,209

TOTAL ASSETS	814,915	830,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,251	5,551
Short-term loans	20,881	17,742
Current portion of long-term loans	51,651	60,798
Amounts due to related parties	12,174	12,866
Accrued expenses and other current liabilities	75,002	66,763
Deferred tax liabilities	536	—
Warrant liabilities	440	—
Liabilities directly associated with the assets classified as held-for-sale	11,920	—

Total current liabilities	177,855	163,720

Non-current liabilities:
Long term loans	215,382	224,297
Deferred tax liabilities	26,563	25,350
Other non-current liabilities	237	106

Total non-current liabilities	242,182	249,753

TOTAL LIABILITIES	420,037	413,473

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2010 and 2011; 153,295,516 and 161,989,097 shares issued and outstanding as of December 31, 2010 and 2011)	162	153
Additional paid in capital	509,499	495,652
Accumulated other comprehensive income	42,968	22,922
Accumulated deficit	(158,229)	(112,840)

Total China Hydroelectric Corporation shareholders’ equity	394,400	405,887
Noncontrolling interests	478	11,096

TOTAL SHAREHOLDER’S EQUITY	394,878	416,983

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	814,915	830,456

CHINA HYDROELECTRIC CORPORATION
NET (LOSS)/INCOME TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Year Ended

	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Net (loss)/income attributable to China Hydroelectric Corporation shareholders	(34,330)	(6,164)	(45,389)	3,742
Interest expenses, net	8,140	3,983	25,502	13,977
Other non cash charges, including exchange loss, change in fair value of warrant liabilities, and stock-based compensation expense	7,098	1,319	10,379	4,105
Income tax expenses	(326)	(1,402)	1,578	3,557
Interest expenses, income tax expenses, depreciation and amortization related to discontinued operations	383	333	1,449	1,048
Provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets	1,256	—	1,256	—
Impairment loss on long-lived assets	4,984	—	4,984	—
Impairment loss on goodwill	9,795	—	9,795	—
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,391	4,510	21,936	16,359

EBITDA, as adjusted	2,391	2,579	31,490	42,788

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted	22%	26%	53%	64%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation, bad debt, impairment loss of long-lived assets, and impairment loss of goodwill. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US $ 000’s)

	Year Ended

	December 31, 2011	December 31, 2010

Cash flows from operating activities:
Net (loss) income	(55,290)	3,985
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation of property, plant and equipment	21,984	15,834
Amortization of land use rights	1,144	935
Amortization of intangible assets	213	161
Impairment loss on goodwill	11,388	—
Impairment loss on long-lived assets	11,590	—
Deferred income taxes	(485)	(656)
Changes in fair value of warrant liabilities	(951)	(365)
Amortization of debt issuance costs	19	19
Accretion of guarantee deposit	—	391
Amortization of unfavorable contract obligations	—	(586)
Amortization of government grant	(3)	(6)
Share-based compensation expense	10,479	3,615
Loss from disposal of property, plant and equipment	266	73
Exchange loss	851	855
Provision for impairment allowance on prepayments and other current assets	696	—
Provision for impairment allowance for doubtful accounts on amount due from related party	1,302	—
Net pension cost recognized	173	—
Changes in operating assets and liabilities:
Accounts receivable	242	5,426
Amounts due from related parties	—	(1,487)
Prepayments and other current assets	310	3,703
Other non-current assets	(344)	(138)
Accounts payable	(42)	690
Other non-current liabilities	5	584
Accrued expenses and other current liabilities	(1,903)	10,089

Net cash generated from operating activities	1,644	43,122

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(19,330)	(43,213)
Advances to an acquired business prior to the acquisition date	—	(43,548)
Cash deposit for potential acquisitions	(696)	(9,475)
Acquisition of land use rights	—	(223)
Acquisition of property, plant and equipment	(1,490)	(2,927)
Proceeds from disposal of property, plant and equipment	112	3
Payment to contractors for construction projects	(3,330)	(4,223)

Net cash used in investing activities	(24,734)	(103,606)

Cash flows from financing activities:
Purchase of subsidiary shares from noncontrolling interests	(1,204)	—
Proceeds from loans from related parties	1,263	2,247
Proceeds from short-term loans	23,066	8,327
Proceeds from long-term loans	45,823	23,805
Proceeds from initial public offering	—	96,000
Proceeds from exercised warrants	10,036	—
Payment of deferred initial public offering costs	—	(10,012)
Repayment of short-term bank loans	(20,889)	(7,206)
Repayment of long-term bank loans	(66,955)	(50,717)
Proceeds from loans from third parties	17,456	—
Repayment of loans from third parties	(10,637)	—

Net cash (used in) provided by financing activities	(2,041)	62,444

Net (decrease) increase in cash and cash equivalents	(25,131)	1,960

Effect of changes in exchange rate on cash and cash equivalents	76	(121)

Cash and cash equivalents at the beginning of the year	33,457	31,618

Cash and cash equivalents at the end of the year	8,402	33,457